UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Scheduling of Creditors’ Meetings Regarding Proposed Debt Settlement

On Monday, August 24, 2026, Adv. Ehud Gindes of Goldblatt Gindes Yariv – Law Offices and Adv. (CPA) Simion Keidar of Gissin & Co., Law Offices, in their capacity as the administrators (the “Administrators”) appointed by the Tel Aviv-Jaffa District Court (the “Court”) to assist in the drafting, approval and implementation of a proposed debt settlement of Gauzy Ltd. (the “Company”) in Case No. 51175-03-26, published a notice (the “Notice”) announcing that, pursuant to a decision of the Honorable Judge Noa Grossman, the Court will convene meetings of the Company’s creditors on Thursday, August 27, 2026 to vote on the Company’s previously disclosed proposed debt settlement described in Motion No. 31 filed with the Court, including any clarification or update made in connection with such proposal prior to its approval by the Court (the “Debt Settlement”).

The Debt Settlement has been proposed by the Company pursuant to Section 10 of the Insolvency and Economic Rehabilitation Law, 5778-2018, in order to avoid the commencement of insolvency proceedings against the Company.

The creditors’ meetings will be held on Thursday, August 27, 2026, in person at the offices of Goldblatt Gindes Yariv – Law Offices, 7 Menachem Begin Street (Beit Gibor Sport), Ramat Gan, Israel or by video conference via Zoom, as follows:

●	Preferential creditors – 3:00 p.m. (Israel time);

●	Secured creditors – 4:00 p.m. (Israel time); and

●	General (unsecured) creditors – 5:00 p.m. (Israel time).

Creditors wishing to participate in a meeting by Zoom are requested to contact the Administrators by email no later than 12:00 p.m. (noon) Israel time on August 27, 2026 in order to receive a link to the applicable meeting. Creditors are not required to attend a meeting in order to vote and may instead vote by way of a written ballot; written ballots are required to be submitted to the office of Adv. (CPA) Simion Kidar, as Administrator, no later than 12:00 p.m. (noon) Israel time on August 27, 2026, by fax or email, with a request that the creditor confirm receipt of the submission by telephone.

The Court has scheduled a hearing to consider approval of the Debt Settlement for September 6, 2026, at 9:30 a.m. (Israel time).

The Administrators may be contacted as follows:

Adv. Ehud Gindes

Goldblatt Gindes Yariv – Law Offices

7 Menachem Begin Street (Beit Gibor Sport), Ramat Gan

Tel: 03-7549933; Fax: 03-7549934

Email: ggy@ggy-law.com

Adv. (CPA) Simion Kidar

Gissin & Co., Law Offices

28 HaBarzel Street, Tel Aviv 69710

Tel: 03-7467777; Fax: 03-7467700

Email: office@gissinlaw.co.il

The information in this Report on Form 6-K (this “Report”) is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This Report contains forward-looking statements. Forward-looking statements contained in this Report include, but are not limited to, statements regarding the Debt Settlement, the timing and outcome of the creditors’ meetings and the Court hearing described above, and Gauzy’s strategic and business plans, objectives and expectations for its business and its future results, operations and financial performance and condition, and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance and are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies, including, without limitation: whether the requisite creditor votes to approve the Debt Settlement will be obtained at the creditors’ meetings; whether the Court will approve the Debt Settlement at the hearing scheduled for September 6, 2026 or at all and whether the Debt Settlement will become effective on the terms described or at all; the Company’s ability to avoid the commencement of insolvency proceedings if the Debt Settlement is not approved or does not become effective; and the other risks and uncertainties described in the Company’s reports filed or furnished from time to time with the Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025 and its subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026	GAUZY LTD.

	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

2